May 16, 2005

By U.S. Mail and Facsimile to (212) 504-6666

James J. Johnson, Esq.
Chief Legal Officer and Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

Richard K. Willard, Esq.
Senior Vice President and General Counsel
The Gillette Company
Prudential Tower Building
Boston, Massachusetts 02199

	Re:	The Procter & Gamble Company
      Amendment No. 2 to Form S-4 filed May 10, 2005
      File No. 333-123309
       and
Form 10-K for the fiscal year ended June 30, 2004
      File No. 1-00434


Dear Messrs. Johnson and Willard:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A filed May 10, 2005

General

1. We note the representation in your response to our prior comment 1 that you sell certain beauty and paper products to a distributor who operates in Syria. Advise us whether the distributor is a Syrian person, or Syrian state owned or private entity, and describe the material terms of the distribution agreement pursuant to which your products are sold into Syria.

We note the representation in your response that Gillette`s distributors sell its products in Iran and Iraq. Please advise us whether the distributors who sell Gillette products in those countries are Iranian or Iraqi persons, or Iranian or Iraqi state owned or private entities, and describe the material terms of the distribution agreements pursuant to which Gillette products are sold into those countries. Additionally, please advise us whether Gillette had any distribution agreements for the sale of its products into Iraq during the time that country was subject to US economic sanctions, and/or identified by the US State Department as a state sponsor of terrorism.

In addressing the materiality of your indirect sales into Syria
and
Iran, countries identified as state sponsors of terrorism by the
U.S.
Department of State and subject to U.S. economic sanctions, and whether those sales constitute a material investment risk for Company and/or Gillette security holders, please note that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the
potential
impact of corporate activities upon a company`s reputation and share
value, that a reasonable investor would deem important in making an
investment decision.   The same factors should be considered in
evaluating the materiality to you, and to Company and Gillette security holders, of any sales into Iraq during the time that country was identified as a state sponsor of terrorism and subject to U.S. economic sanctions.

Recent Developments, page I-40

2. Based on your disclosure, we understand that at this time, the Securities Division of the Massachusetts Secretary`s office is conducting an inquiry into this transaction, in particular the fairness opinions, and the extent of any legal proceedings has been the service of two subpoenas, the parties` actions to enforce or quash the subpoenas and the request for a declaration of the Secretary`s jurisdiction. To the extent that Gillette or Procter &
Gamble are or become aware that any material legal proceedings are contemplated by the Secretary`s office as a result of its inquiry or otherwise, please include all of the information that would be required by Item 103 of Regulation S-K, including a description of any known facts alleged to underlie the proceedings.

Projections, page I-41

3. We note your response to prior comment 9. Please revise the second sentence under the table to eliminate the implication that you are not responsible for the accuracy of the information in your prospectus. We do not object if you state that you do not assume responsibility if future results are materially different from those forecast.

Opinion of Procter & Gamble`s Financial Advisor, page I-50

4. We note your response to prior comment 13. Please disclose whether you believe that the success fee to be paid to Merrill Lynch will be a material amount of your anticipated $145 to $155 million transaction and merger related costs (which we note include `investment banking costs`), or if you anticipate that the success fee, once agreed upon, will materially impact this amount of merger related costs. If you have identified a dollar range of the fee to be paid, please disclose this.

Explanatory Note Regarding Summary of Merger Agreement . . . , page
I-71

5. We note your response to prior comment 15. Please delete the third sentence because it may imply that investors are not entitled to rely on the merger agreement as disclosure. Please also delete the words
"[i]t is understood that" from the sixth sentence. In the last sentence, please change the words "representations and warranties" to
"terms and information" to conform to your disclaimer in the second sentence.

Proxy Solicitation, page III-8

6. We note your response to prior comment 6. Please confirm that you have included all information required by Items 4(a) and 5(a) of
Schedule 14A with regard to Mr. Buffett.

Exhibits 8.1 and 8.2 - Form of Tax Opinions

7. We note your response to prior comment 20. Please note that the same comment also applies to the language "each as in effect on the date hereof" in the fourth paragraph of each tax opinion.

Form 10-K for the fiscal year ended June 30, 2004

Segment Reporting

8. We continue to review your response to our prior comments 22 and
23 concerning segment reporting. We will issue additional comments on this subject at a later time.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, Procter & Gamble and Gillette should each furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to Jennifer Thompson at (202) 824-5259, or in her absence, to John Cash at (202) 824-5373. Direct questions on other disclosure issues to Brigitte Lippmann at (202) 942-0755. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Dennis J. Block, Esq.
	Cadwalader, Wickersham & Taft LLP
	One World Financial Center
	New York, New York 10281
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James J. Johnson, Esq., The Procter & Gamble Company
Richard K. Willard, Esq., The Gillette Company
May 16, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE